

March 5, 2008

Thomas J. Polnaszek
Senior Vice President Finance and Controller
Oshkosh Truck Corporation
P.O. Box 2566
Oshkosh, Wisconsin 54903-2566

  Re: Oshkosh Corporation
    Form 10-K: For the fiscal year ended September 30, 2007
    Commission file number: 1-31371

Dear Mr. Polnaszek:

  We have reviewed your February 16, 2008 correspondence and have the following comments. Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Prior Comment 2

1. Please provide us a copy of the appraisal that you refer to in the response to help further clarify the reason two distinct intangible assets have not been recognized. In addition, quantify for us the amount of amortization related to the JLG customer relationship asset that was recorded during fiscal 2007 and the amount that will be recorded during fiscal 2008.

Prior Comment 4

2. Please consider expanding your disclosure in future filings with regard to paragraph 37 of SFAS 131. While we acknowledge telehandlers and aerial work platforms have certain similarities, these two product categories appear to have significant differences, which include significantly different capacities and reach. For example, the reach of the telehandlers is generally less than 55 feet whereas the reach of the aerial work platforms generally extend past 55 feet to a maximum reach of 150 feet. In addition, the capacity of telehandlers is generally less than 2000 pounds whereas the aerial work platforms all have a capacity of greater than 2000 pounds extending up until 12,000 pounds. These differences may contribute to differences in content, application, functionality, and customers that would make separate disclosure of revenues valuable to investors. Similarly, the differing content, application, functionality, and customers of refuse collection vehicles and concrete placement products would appear to make separate

disclosure of revenues valuable to investors. Please consider expanding your disclosure in future filings or explain to us why expanded disclosure is not necessary or inappropriate. Please support your conclusion with a substantive analysis. In addition, please utilize similar methodologies in your analysis of the products. For example, you assert similarities in the content, application, functionality, and customers of the assessment of products in the Access Equipment segment, but appear to make limited reference to these factors in your analysis of the Commercial segment.

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Please feel free to contact Theresa Messinese at 202-551-3307 or the undersigned at 202-551-3812 with any questions or concerns.

Sincerely,

Michael Fay
Branch Chief